N E W S R E L E A S E

December 17, 2014

Nevsun Extends Harena with Additional High Grade Drill Results

HIGHLIGHTS

  Intersections of massive sulphide including:
    HX-040:  1.78% Cu, 5.78% Zn, 0.53 g/t Au, 31 g/t Ag over 32.0 m including 4.19% Cu, 0.65% Zn, 1.12 g/t Au, 70 g/t Ag over 11.9 m and 0.35% Cu, 8.82% Zn, 0.18 g/t Au, 8 g/t Ag over 20.1 m
    HX-041:  1.10% Cu, 3.04% Zn, 0.63 g/t Au, 36 g/t Ag over 50.0 m and 2.24% Cu, 6.46% Zn, 2.60 g/t Au, 87 g/t Ag over 3.9 m
  Intersections display a significant grade improvement over the historical resource grade
  Mineralization remains open with significant widths still being encountered
  Borehole geophysics indicates deposit has substantial growth potential at depth and along strike
  Additional drilling and geophysical surveys ongoing

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun or the Company) is pleased to announce new assay results from exploration drilling completed on the Harena Mining License located 10 kilometers south of the Bisha Mine and processing plant.  The drilling is part of the 2014 Bisha Regional Exploration program.

Nevsun CEO Cliff Davis commented, “Our exploration program is demonstrating the enormous growth potential of the Bisha VMS District.  Our exploration methodology and execution has been very effective and we will continue to employ it over the entire under-explored Bisha area.  Results from our work to-date at Harena will be included in the Company’s annual mineral reserve and resource statement, expected in February 2015.  In 2015, exploration work will be expanded at Harena and will continue across the Bisha VMS District with further diamond drilling and geophysical programs.”

The 2014 Bisha Mining Share Company (BMSC) exploration program successfully completed 27,300 meters of diamond drilling, 228 square kilometers of helicopter-borne Versatile Transient Electromagnetic (VTEM) surveys, 20 square kilometers of ground and 40 borehole Transient Electromagnetic (BHTEM) surveys.

A presentation summarizing the Bisha District potential and the 2014 Harena exploration results can be accessed by the following link: http://www.nevsun.com/harena2014.

Harena Drill Results

The 2014 Harena exploration results reported today are part of an on-going program designed to expand the deposit beyond the known resource (see also press releases dated August 18, September 23 and November 13, 2014).  Drilling is being guided by BHTEM surveys as the massive sulphides give strong electromagnetic (EM) responses.  Numerous in-hole, edge and off-hole responses have been detected and the drilling of these targets has been very successful.  A plan map of the drilling and representative sections are attached at the end of this release.

Holes HX-040 and HX-041 were drilled to test greater than 100 meter wide gaps in the drill pattern of Harena above the 400 meter depth level.  Both holes hit considerable intervals of massive sulphide that is recrystallized and coarse grained and contain appreciable chalcopyrite and sphalerite.  This mineralization should be simple to process metallurgically.  BHTEM surveys completed in these holes, coupled with the survey results from neighboring holes have defined a large geophysical plate that extends well below the current level of drilling.

The two drill holes reported today are believed to be drilled in the core of the Harena deposit based on the thickness of massive sulphide intersected and the increased base metal content.  These holes clearly demonstrate that Harena has the potential for further growth.  The Harena mineralization is open at depth and down plunge.  The massive sulphide zone is thick and the host felsic volcanic unit continues to be highly altered, suggesting that the deposit is robust and likely to continue at depth.  Future drilling will assess this potential.

Harena Intersections (not previously reported)

HOLE ID	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
HX-040	407.2	439.2	32.0	1.78	5.78	0.53	31
includes	407.2	427.3	20.1	0.35	8.82	0.18	8
and	427.3	439.2	11.9	4.19	0.65	1.12	70
	463.0	463.5	0.5	0.03	0.01	5.51	61
HX-041	298.5	299.5	1.0	0.52	3.69	0.15	24
	312.1	316.0	3.9	2.24	6.46	2.60	87
	328.7	378.7	50.0	1.10	3.04	0.63	36

Harena 2014 Selected Assay Results (previously reported)

HOLE ID	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Main Sulphide Zone
HX-004	170.00	180.45	10.45	2.30	0.91	1.30	42.9
HX-005	171.50	190.00	18.50	1.77	3.99	1.22	77.9
HX-006	189.10	206.80	17.70	1.28	3.71	0.56	41.7
HX-006	223.60	231.40	7.80	1.07	1.79	0.60	47.7
HX-011	207.80	229.30	21.50	0.75	5.18	0.40	43.4
HX-011	272.70	281.20	8.50	0.51	2.84	1.03	42.2
HX-012	230.30	289.00	58.70	0.66	2.43	0.20	24.1
includes	275.50	289.00	13.50	0.96	6.57	0.30	30.1
HX-017	235.40	277.00	41.60	0.85	3.96	0.40	43.6
HX-021	188.40	225.20	36.80	1.82	2.66	0.40	40.6
HX-022	273.50	283.40	9.90	2.66	0.96	0.79	44.8
HX-022	372.20	399.00	26.80	0.48	0.54	0.57	33.1
HX-023	387.00	425.00	38.00	1.04	3.82	1.05	28.5
HX-025	288.10	306.00	17.90	0.37	1.72	3.13	85.5

Footwall Gold Zone
HX-006	239.00	247.00	8.00	0.38	0.21	7.64	140.1
HX-008	187.00	204.15	17.15	0.71	0.22	6.15	241.6
HX-012	291.00	301.00	10.00	0.15	0.25	6.22	83.1
HX-012	316.00	320.00	4.00	0.01	0.01	8.78	93.8
HX-019	264.50	270.00	5.50	0.56	0.23	8.04	119.7
HX-020	258.00	272.00	14.00	0.25	0.11	8.50	146.2
HX-023	420.00	425.00	5.00	0.53	0.04	5.60	50.2
HX-025	297.00	306.00	6.50	0.37	0.04	6.59	184.6

Quality Assurance

A Quality Assurance/Quality Control program was part of the sampling program for the Harena work.  This program includes chain of custody protocols as well as systematic use of standards, duplicates and blank samples into the flow of samples produced by the sampling. Samples were prepared at African Horn Testing Services (Eritrea) and analyzed at Genalysis Laboratories (a NATA registered laboratory) in Perth, Western Australia.  Drilling intercept lengths only are reported in the tables and text below.

Mr. Robert Foy P.Geo., BMSC’s Exploration Manager, has been overseeing the drilling at Harena and is a Qualified Person as defined by NI 43-101.  Mr. Foy has reviewed the technical content of this press release and approved its dissemination.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality required to effectively operate power generators for the plant or otherwise or costs or required repairs to the copper floatation plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2013, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2013, and the Company’s Management Discussion and Analysis for the year ended December 31, 2013, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Figure 1. Harena Mine – Drillhole Location Map

Figure 2. Harena - Section A-A’ L6000

Figure 3. Harena - Section B-B’ L6150

Figure 4. Harena – Longitudinal Projection looking northwest

Note: Drill holes shown are key holes used to define the borehole geophysical model.

Harena Collar Locations

HOLE ID	UTM Easting	UTM Northing	Elevation	Depth (m)	Dip	Azimuth
HX-040	334310	1707685	602	535.5	-62	125
HX-041	334429	1707775	601	491.0	-65	125

Note: Collar coordinates are in UTM WGS84 Zone37N